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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                   -----------------

                                      SCHEDULE TO
                                   (Amendment No. 2)


                                     (Rule 13e-4)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------------

                                 MILLENNIUM CELL INC.

                          (Name of Subject Company (Issuer))
                                   -----------------

                                 MILLENNIUM CELL INC.

                          (Name of Filing Persons (Offeror))

                         ------------------

          Options to Purchase Common Stock, Par Value $.001 Per Share, Having
                    an Exercise Price greater than $2.90 Per Share
                            (Title of Class of Securities)

                                   -----------------

                                     60038 B 10 5
                         (CUSIP Number of Class of Securities)


                                   -----------------

                                 Stephen S. Tang, Ph.D
         President, Chief Executive Officer and Acting Chief Financial Officer
                                 Millennium Cell Inc.
          1 Industrial Way West, Eatontown, New Jersey
    07724, (732) 542-4000 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   -----------------

                                      Copies to:

                               Thomas More Griffin, Esq.
                    Gibbons, Del Deo, Dolan, Griffinger & Vecchione
                              A Professional Corporation
One Pennsylvania Plaza, 37th Floor, New York, New York 10119-3701
                                   (212) 649-4700

                                   CALCULATION OF FILING FEE


    Transaction Value*                                   Amount of Filing Fee

    $594,193                                             $48

* As of July 17, 2003. The "transaction value" set forth above is based on the Black-Scholes option valuation model, and assumes that all eligible options to purchase 1,268,900 shares of common stock of Millennium Cell Inc. will be tendered and cancelled pursuant to this offer. The amount of the filing fee equals $80.90 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:  Not Applicable         Filing Party:  Not Applicable
  Form or Registration No.: Not Applicable        Date Filed:    Not Applicable

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                                                        Introductory Statement

         This Amendment No. 2 (this "Amendment") is the final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 22, 2003, as amended, in connection with our offer to exchange certain options for restricted shares of the Company's common stock upon the terms and conditions set forth in the Offer to Exchange, dated July 22, 2003, as amended. This Amendment's sole purpose is to report the results of the tender offer.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

         The Offer expired at midnight, Eastern Standard Time, on Tuesday, August 19, 2003. The Company accepted for exchange and cancellation options to purchase 835,500 shares of the Company's common stock representing 66% of the options subject to the Offer. The options covering 835,500 shares were tendered and cancelled and the Company will issue in exchange an aggregate of 197,599 shares of restricted stock of the Company to the holders of tendered options on or about August 22, 2003. We have already sent each participant who elected to tender their options, and which have been accepted for cancellation by the Company, a Notice to Tendering Holders, substantially in the form of Exhibit 99(a)(5), as filed with the Commission on July 22, 2003.

         This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

         (a) 1.** Offer to Exchange, dated July 22, 2003.

                  2.*      Form of Letter to Eligible Holders.

                  3.**     Form of Election Form.

                  4.*      Form of Notice to Withdraw from the Offer.

                  5.*      Form of Notice to Tendering Holders.

                  6.*      Form of Email Reminder to Holders.

                  7.*      Form of Irrevocable Standing Order to Sell Shares.

                  8. Millennium Cell Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Commission on March 17, 2003, and incorporated herein by reference.

                  9. Millennium Cell Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Commission on May 14, 2003, and incorporated herein by reference.

                  10. Millennium Cell Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2003, filed with the Commission on August 13, 2003, and incorporated herein by reference.

         (b) Not applicable.

         (d) (1) Millennium Cell Inc. Amended and Restated 2000 Stock Option Plan, which is incorporated herein by reference from the Definitive Proxy Statement filed with the Commission on March 26, 2002.

                  (2)*     Form of Restricted Stock Agreement.

         (g) Not applicable.

         (h) Not applicable.

---------------
* Previously filed as an exhibit to the Schedule TO filed with the Commission on July 22, 2003.

** Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Commission on August 1, 2003.

                                                               SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

          MILLENNIUM CELL INC.

          /s/ Stephen S. Tang
          ------------------------------
          Stephen S. Tang, Ph.D.
          President, Chief Executive Officer and Acting Chief Financial Officer

Date: August 20, 2003

                                                           INDEX TO EXHIBITS

Exhibit
Number            Description
(a)(1)**          Offer to Exchange, dated July 22, 2003.

(a)(2)*           Form of Letter to Eligible Holders.

(a)(3)**          Form of Election Form.

(a)(4)*           Form of Notice to Withdraw from the Offer.

(a)(5)*           Form of Notice to Tendering Holders.

(a)(6)*           Form of Email Reminder to Holders.

(a)(7)*           Form of Irrevocable Standing Order to Sell Shares.

(a)(8) Millennium Cell Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Commission on March 17, 2003, and incorporated herein by reference.

(a)(9) Millennium Cell Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Commission on May 14, 2003, and incorporated herein by reference.

(a)(10) Millennium Cell Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2003, filed with the Commission on August 13, 2003, and incorporated herein by reference.

(d)(1) Millennium Cell Inc. Amended and Restated 2000 Stock Option Plan, which is incorporated herein by reference from the Definitive Proxy Statement filed with the Commission on March 26, 2002.

(d)(2)*           Form of Restricted Stock Agreement.

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* Previously filed as an exhibit to the Schedule TO filed with the Commission on
July 22, 2003.

** Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Commission on August 1, 2003.